03 MAR 19 AM 7:21

ESSILOR

File N° 82-4944

03007845

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

March 17, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
Véronique Gillet
VP Investor Relations

dlw 4/7

Encl.: 2002 Financial Results
Essilor subsidiary BBGR acquiries Rupp & Hubrach

File N° 82-4944

ESSILOR

PRESS RELEASE

2002 Financial Results

Sales Up 7% Like for Like
Operating Margin Reaches Record 15.9%
EPS Up 27.3%

Charenton-le-Pont, France (March 13, 2003) -- The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced the definitive financial results for the year ended December 31, 2002. The audited figures are slightly higher than the provisional results announced on January 30.

€ millions	***2002***	*2001*	*% change*
Sales	**2,138.3**	2,070.4	+3.3%
Operating income	**340.6**	310.6	+9.7%
Operating margin	***15.9%***	*15%*	------
Net non-operating expense	**(26.2)**	(29)	------
Pretax income after non-operating items	**277.7**	233.3	+19%
Net income after minority interests	**182.4**	142.6	+27.9%
Earnings per share (in €)	**1.82**	1.43	+27.3%

Essilor's financial results reflect, year after year, the validity of the Company's strategic vision. Thanks to its positioning in high technology lenses and its extensive geographic coverage, Essilor has strengthened its global leadership in ophthalmic optical products.

In 2002, consolidated sales increased 7% to €2.1 billion on a comparable basis, outpacing growth in the global ophthalmic products market. Key factors driving sales growth and enhancing the product mix were the launch of new products, such as the Transitions® Next Generation photochromic lenses, and the development of high index, polycarbonate, anti-reflection and progressive lenses.

All regions contributed to the Company's performance, with like-for-like sales increasing 7.5% in Europe, 5.6% in North America and 11.6% in the rest of the world (South America and Asia/Pacific).

Operating income rose 9.7% to €340.6 million, **lifting operating margin to a record 15.9% that exceeded objectives**. The sustained margin improvement was attributable to:

- An enhanced product mix, led by innovations in lens materials, design and coatings.
- New productivity gains across the Company, as well as improved margins in regional operations.

Net non-operating expense of €26.2 million mainly included:

- Reorganization costs to improve productivity in US and European plants and laboratories (€25.7 million).
- The ongoing development of the Vision Web B2B platform (€6.1 million).
- A revaluation gain mentioned in the first half of 2002 (€8.2 million).

ESSILOR

Pretax income after non-operating items increased by 19% thanks to a 24% decrease in interest expense to €36.7 million from €48.3 million in 2001. This was due to the combined effect of lower interest rates and a reduction in debt.
As a result, **net income after minority interests increased by 27.9% to €182.4 million. Earnings per share rose 27.3% to €1.82,** after gaining 11% in 2001 and in 2000.

Strong sales and improved margins led to record operating cash flow of €325 million. Net capital expenditures totaled €140 million and financial investments came to €37.2 million. Taken together, these factors allowed the Company to **reduce net debt by €158 million during the year, to €163 million, and to bring the net debt-to-equity ratio down to 13% from 27% at year-end 2001.**

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Ordinary and Extraordinary Shareholders' Meeting has been reconvened for **Friday, May 16 at 10:30 a.m., Palais de la Bourse, Place de la Bourse, 75002 Paris, France.**

DIVIDEND

The Board of Directors will ask shareholders to approve **a dividend before tax credit of €0.50 per share** of common stock, for total revenue of €0.75 per share including tax credit. This represents an increase of 22%, reflecting the Company's very good performance in 2002. The dividend will be paid from May 20, 2003.

OUTLOOK FOR 2003

The combination of political, economic and monetary uncertainty in the first months of the year calls for prudence.

That said, Essilor remains confident in the soundness of its long term growth strategy based on technological innovation and the ability to gain market share.

Aside from new product launches, the year will be shaped by a renewed policy of targeted external growth. Already, Essilor has announced the acquisition of US-based Specialty Lens Corp, a manufacturer of prescription polarized sunglass lenses. **The Company has also agreed to acquire Rupp + Hubrach, Germany's fifth largest corrective lens firm** (see enclosed press release).

Lastly, Essilor will pursue its productivity enhancement program designed to improve results across the Company.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (Euroclear code: 12166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com

File N° 82-4944

ESSILOR

PRESS RELEASE

Essilor subsidiary BBGR acquires Germany's Rupp + Hubrach

Charenton-le-Pont, France (March 13, 2003) -- Essilor subsidiary BBGR and Germany's Rupp + Hubrach have signed an agreement under which BBGR will acquire 100% of Rupp + Hubrach's capital, pending approval by German competition authorities.

Rupp + Hubrach has distributed BBGR products in Germany for many years. The company, fully owned by the Rupp and Hubrach families and headquartered in Bamberg, near Nuremberg, ranks fifth in the German corrective lens market. It generated sales of €54 million in 2002 with a broad range of progressive and unifocal lenses targeted to independent opticians and optical chains. Rupp + Hubrach has nearly 600 employees and two prescription laboratories located in Germany and Ireland.

Once the acquisition is completed, Rupp + Hubrach will be governed by a Board of Directors chaired by BBGR. The current management team will remain in place.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 165 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (Euroclear code: 12166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Phone: +33 1 49 77 42 16

www.essilor.com